Exhibit 12.1

Ladder Capital Corp

Ratio of Earnings to Fixed Charges

($ in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings:

Pre-tax income before adjustment for income or loss from equity investees	$122,241	$189,260	$170,782	$72,894	$91,644
Fixed charges	78,168	49,356	37,033	36,055	49,077
Distributed income of equity investees	1,957	3,894	1,404	—	—
	$202,366	$242,510	$209,219	$108,949	$140,721

Fixed Charges:
Interest expense	77,574	48,745	36,440	35,836	48,874
Operating lease rental expense (1)	594	611	593	219	203
	$78,168	$49,356	$37,033	$36,055	$49,077

Ratio of Earnings to Fixed Charges:	2.59	4.91	5.65	3.02	2.87

(1) Operating lease rental expense that is representative of the interest factor (generally presumed to be 1/3)